December 14, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Majulah Investment, Inc.

Registration Statement on Form S-1/A

Filed: November 16, 2017

File No. 333-218806

To the men and women of the SEC:

On behalf of Majulah Investment, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 4, 2017 addressed to Ding Jie Lin, the Company’s President, and CEO, with respect to the Company’s filing of its Form S-1/A on November 16, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Description of Business, page 12

Potential Clientele, page 13

1. We note your revised disclosure on page 13 and your response to comment 5. However, it appears you still have disclosure identifying specific real estate properties and projects that you consider high growth areas and that you plan to offer your property management services. Please provide a reasonable basis for including these properties and projects as those in which your services may be of great appeal. Alternatively, please remove this disclosure.

COMPANY RESPONSE:

We have removed our disclosure on page 13 identifying specific real estate projects that we plan to offer our property services and have added disclosure of specific real estate that we have under agreement to manage as managing agent.

2. We note your revised disclosure on page 13 in regards to the agreement between the company and JLA Holdings PTA LTD. Please disclose the principal terms of this agreement including compensation.

COMPANY RESPONSE:

We have added the principle terms of the agreement with “JLA” including but not limited to compensation on page 13.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 14, 2017

/s/ Ding Jie Lin

Ding Jie Lin

Chief Executive Officer